

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 19, 2017

Fernando R. Assing
President and Chief Executive Officer
Tesco Corporation
11330 Clay Road, Suite 350
Houston, Texas 77041

> **Re:    Tesco Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 18, 2017**
> **File No. 001-34090**

Dear Mr. Assing:

This letter will confirm that we advised you on October 10, 2017 that we had completed our review of the above filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc:    Brian P. Fenske
Norton Rose Fulbright US LLP